Exhibit 2. (a)(iii)  Share Buy-Back Plan

FIRST EMPIRE CORPORATION INC.

Thursday October 23, 2003

FIRST EMPIRE CORPORATION INC.
(FORMERLY FIRST EMPIRE ENTERAINMENT.COM INC.

Dear Sir or Madam:

On August 14, 2003 First Empire Entertainment.com Inc. effected a name change to First Empire Corporation Inc. and a 1 for 2 reverse stock split of its Common Stock, which was announced in its press release on the same day.

According to the Corporation's policy for fractional shares resulting from the reverse stock split, Shareholders holding fewer than 9 First Empire Entertainment.com Inc. Common Shares, which otherwise would have resulted in less than 5 First Empire Corporation Inc. Common Shares, WILL NOT BE ISSUED NEW SHARES.

As a registered holder with less than 9 First Empire Entertainment.com Inc. shares, your shares will be converted into the right to receive cash and your payment consideration will be $0.05 per share, no interest. Since the company's shares have not been quoted or traded anywhere, the price per share was based on the price negotiated under a recently concluded transaction.

Please note you will not be charged any transaction or broker fee in accepting the cash settlement.

To receive your cash payment, please return the enclosed Entitlement Certificate along with your Share Certificate to the Corporation. FULL INSTRUCTIONS ARE ON THE FORM.

Sincerely,

FIRST EMPIRE CORPORATION INC.

/s/  Kam Shah
Kam Shah, CA CPA
Chief Financial Officer

47Avenue Road, Suite 200, Toronto, Ontario M5R 2G3
416-860-0211 fax 416-361-6228